2nd Quarter 2024 Financial Results & Corporate Update August 5, 2024 Exhibit 99.2

This Slide Presentation Includes Forward-Looking Statements 2 This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements; the development, nature and feasibility of sustainable vaccine production and supply solutions; and BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events, and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and expansion; regulatory developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2024 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise.

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 2nd Quarter 2024 Highlights Ugur Sahin, Co-founder & Chief Executive Officer1

1 2nd Quarter 2024 Highlights Ugur Sahin, Founder & Chief Executive Officer

# Achievements in Q2 2024

## COVID-19 Leadership

Initiated global commercial roll-out of variant-adapted COVID-19 vaccines[1] for the upcoming vaccination season

## Execution in Oncology

Announced positive topline Phase 2 results for mRNA cancer vaccine FixVac candidate BNT111[2] in cutaneous melanoma

Presented new clinical data at AACR, ASCO and ESMO-GI for early and mid-stage assets across platforms, modalities and indications

Dosed first patient in trial evaluating BioNTech's novel IO + ADC combination, BNT327[3] + BNT325[4]

## Corporate Update

Expanded strategic partnership with CEPI to build a sustainable and resilient end-to-end vaccine ecosystem in Africa

Partnered with: 1. Pfizer; 2 Regeneron; 3. Biotheus; 4. DualityBio.

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# Our SARS-CoV-2 Lineage-Adapted Vaccines are Expected to Improve Protection Against Severe COVID-19

## Development of SARS-CoV-2 variants between June 2023 and May 2024[1]



Percentage of SARS-CoV-2 variants
100
80
60
40
20
0
XBB.1.5-like
XBB.1.16-like
EG.5-like
FL.1.5.1-like
HV.1
HK.3-like
JN.1-like
KQ.1-like
KP.2-like
Jun '23
Jul '23
Aug '23
Sep '23
Oct '23
Nov '23
Dec '23
Jan '24
Feb '24
Mar '24
Apr '24
Month of specimen collection

SARS-CoV-2 continues to evolve rapidly, with JN.1-lineages (including KP.2-like) dominating the global epidemiological landscape

## U.S. hospitalization real-world data Sep 25, 2023 - Feb 29, 2024
## No. of cases in total = 28,095 (17% of total ARI episodes)[2]



Adjusted vaccine effectiveness** % (95% CI)
100
80
60
40
20
0
74
62
50
32
XBB
JN.1- lineages

Time since BNT162b2 XBB.1.5 Dose: ≤ 60 days

JN.1-lineages have acquired immune escape mutations, indicating a need for strain-adapted vaccine updates

1. VRBPAC meeting June 2024 https://www.fda.gov/advisory-committees/advisory-committee-calendar/vaccines-and-related-biological-products-advisory-committee-june-5-2024-meeting-announcement Presentation Dr. Thornburg N https://www.fda.gov/media/179141/download Accessed June 19, 2024; 2. Adapted from VRBPAC meeting June 2024 https://www.fda.gov/advisory-committees/advisory-committee-calendar/vaccines-and-related-biological-products-advisory-committee-june-5-2024-meeting-announcement Presentation Modjarrad MD PhD https://www.fda.gov/media/179144/download Accessed June 20, 2024.

Expedited Submissions Enable Timely Delivery and Earlier Availability of Vaccines Adapted to the Most Current SARS-CoV-2 Variants 7 1. Partnered with Pfizer; JN.1 is a SARS-CoV-2 variant, KP.2 is a lineage of the JN.1 variant. 8/5/2024 13 June FDA KP.2 recommendation 03 July COMIRNATY1 JN.1 EC approval received & roll-out started 30 April EMA/ETF JN.1 “Family of Omicron subvariants” recommendation 26 June COMIRNATY1 KP.2 Rolling FDA submission start 17 May COMIRNATY1 JN.1 EMA submission Mid September COMIRNATY1 KP.2 FDA approval & roll-out expected 17 DAYS 13 DAYS Monitoring of emerging SARS- CoV-2 variants

# Towards a Potentially Curative Approach to Cancer based on Multiple Modalities and Differentiated Novel/Novel Therapeutic Combinations



BNT211[1,2]
CAR
+
Cancer vaccine
Autogene cevumeran (BNT122) + atezolizumab[3,4,5]
Cancer vaccine
+
IO
BNT327/PM8002[6] + BNT325/DB-1305[7]
ADC
+
IO
mRNA vaccines
Space for synergies
Space for synergies
Space for potentially curative approaches
Targeted therapies
Immuno-modulators
Space for synergies
ADCs, CAR-T, TCR-T, small molecules
Novel checkpoint inhibitors, cytokines, immune agonists

1. Reinhard et al. Science 2020; 2. Mackensen et al. Nat Med 2023; 3. Rojas et al. Nature 2023; 4. Balachandran V et al. AACR 2024.

Partnered with: 5. Genentech, member of Roche Group; 6. Biotheus; 7. DualityBio. Illustration is representative of company strategic priorities and is not to scale.

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2 Pipeline Update Özlem Türeci, Chief Medical Officer

# Our Multi-modality Immuno-Oncology Pipeline Today

## Phase 1

- **BNT116** Adv. NSCLC
- **Autogene cevumeran (BNT122)**[1] Multiple solid tumors
- **BNT152 + BNT153** (IL-7, IL-2) Multiple solid tumors
- **BNT211** (CLDN6) Multiple solid tumors
- **BNT221** Refractory metastatic melanoma
- **BNT315/GEN1055**[3] (OX40) Multiple solid tumors — NEW
- **BNT321** (sLea) Metastatic PDAC
- **BNT322/GEN1056**[3] Multiple solid tumors
- **BNT326/YL202**[6] (HER3) Multiple solid tumors

## Phase 1/2

- **BNT142** (CD3xCLDN6) Multiple CLDN6-pos. adv. solid tumors
- **BNT311/GEN1046 (acasunlimab)**[3] (PD-L1x4-1BB) Multiple solid tumors
- **BNT312/GEN1042**[3] (CD40x4-1BB) Multiple solid tumors
- **BNT314/GEN1059**[3] (EpCAMx4-1BB) Multiple solid tumors
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) mCRPC, + radiotherapy
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) Multiple solid tumors
- **BNT321** (sLeA) adjuvant PDAC, +mFOLFIRINOX
- **BNT323/DB-1303**[5] (HER2) Multiple solid tumors
- **BNT324/DB-1311**[5] (B7H3) Multiple solid tumors
- **BNT325/DB-1305**[5] (TROP2) Multiple solid tumors
- **BNT327 / BNT325 combination**[5,7] Multiple solid tumors — NEW

## Phase 2

- **BNT111**[2] aPD(L)1-R/R melanoma, + cemiplimab
- **BNT113** 1L rel./met. HPV16+ PDL-1+ head and neck cancer, + pembrolizumab
- **BNT116**[2] 1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- **Autogene cevumeran (BNT122)**[1] 1L adv. melanoma, + pembrolizumab
- **Autogene cevumeran (BNT122)**[1] Adj. ctDNA+ stage II or III CRC
- **Autogene cevumeran (BNT122)**[1] Adj. PDAC, + atezolizumab + mFOLFIRINOX
- **BNT311/GEN1046 (acasunlimab)**[3] (PD-L1x4-1BB) R/R met. NSCLC, +/- pembrolizumab
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) Plat.-R. ovarian cancer, + pembrolizumab
- **BNT327/PM8002**[7] (PD-L1 x VEGF-A) 1L/2L+ ES-SCLC, +chemotherapy — PLANNED
- **BNT327/PM8002**[7] (PD-L1 x VEGF-A) 1L/2L met. TNBC, +chemotherapy — PLANNED

## Phase 3

- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4) anti-PD-1/PD-L1 experienced NSCLC
- **BNT323/DB-1303**[5] (HER2) HR+/HER2-low met. breast cancer

**Legend**

- mRNA
- Cell therapy
- Next generation IO
- ADCs
- Combination studies

Partnered with: 1. Genentech, member of Roche Group; 2. Regeneron; 3. Genmab; 4. OncoC4; 5. DualityBio; 6. MediLink Therapeutics; 7. Biotheus.

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Focus on Clinical Trial Execution in Oncology * Includes BioNTech and partnered trials evaluating jointly owned assets. 0 100 200 300 400 500 600 700 1 2 3 4 5 6 Average quarterly patient enrollment in trials* # of p at ie nt s en ro lle d Quarterly average per year * Includes Biontech and partnered trials On track to deliver 10+ potentially registrational trials running by YE 2024

# Six Ongoing Phase 2 Trials with Cancer Vaccine Candidates in Multiple Disease Settings

## Select iNeST and FixVac trials based on BioNTech's mRNA technology and mRNA-LPX platform

| Individualized vaccine: iNeST[1] | | | | FixVac | | |
|---|---|---|---|---|---|---|
| Adjuvant | | 1L | R/R | R/R | 1L | Multiple settings |
| CRC<br>**Phase 2** | PDAC<br>**Phase 2** | Melanoma<br>**Phase 2** | Solid Tumors<br>**Phase 1** | Melanoma<br>**Phase 2** | HPV16+ HNSCC<br>**Phase 2** | NSCLC<br>**Phase 1 & 2** |
| **Autogene cevumeran (BNT122)**<br>Monotherapy | **Autogene cevumeran (BNT122)**<br>+ Atezolizumab | **Autogene cevumeran (BNT122)**<br>+ Pembrolizumab | **Autogene cevumeran (BNT122)**<br>+ Atezolizumab | **BNT111[2]**<br>+ Cemiplimab | **BNT113 +**<br>Pembrolizumab vs. Pembrolizumab | **BNT116[2]**<br>Monotherapy & Cemiplimab or CTx |
| Recruitment ongoing<br>Data presented from epi substudy at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024** | Recruitment ongoing<br>Data presented from investigator-initiated Ph 1 study at ASCO 2022 & **AACR 2024** and published (Rojas et al., Nature 2023) | Enrollment completed<br>Data of prototype version Ph 1 published (Sahin et al., Nature 2017).<br>Analysis of Ph 2 PFS as primary endpoint will be based on events and define when we will report results. | Enrollment completed<br>Data presented at AACR 2020<br>Manuscript submitted to peer-reviewed journal | Enrollment completed<br>**Positive topline data** announced July 2024<br>Data presented from Ph 1 at multiple conferences incl. SITC 2021 and published (Sahin et al., Nature 2020) | Enrollment completed<br>Data of Ph 1 study presented at multiple conferences incl. ESMO-IO 2022. | Recruitment ongoing in Ph 2 in 1L NSCLC[2]<br>Ph 1 study ongoing<br>Data presented at SITC 2023 and **AACR 2024** |

1. Partnered with Genentech, member of Roche Group; 2. Sponsored by Regeneron.

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# Primary Endpoint Met: BNT111 (FixVac)[1] in Combination with Cemiplimab Demonstrated Improved ORR Compared to Historical Control

## Phase 2 open-label, randomized, multi-site trial to evaluate efficacy, tolerability and safety of BNT111 and cemiplimab in combination or as single agents in patients with late-stage melanoma (NCT04526899)

### Key inclusion criteria

- Age ≥ 18 years
- Unresectable Stage III or IV cutaneous melanoma confirmed by histology (RECIST 1.1)
- Relapsed/refractory to anti-PD(L)-1
- Prior treatment with BRAF or CTLA-4 targeting therapy was allowed
- ECOG PS ≤1

Enrollment (actual) n=184

R 2:1:1

- Arm 1: **BNT111**, iv + Cemiplimab, iv *up to 24 months*
- Arm 2: **BNT111,** single agent, iv *up to 24 months* — Optional addition of cemiplimab upon disease progression
- Arm 3: **Cemiplimab**, single agent, iv *up to 24 months* — Optional addition of BNT111 upon disease progression

Key endpoints:

**Primary:** ORR in arm 1 by RECIST 1.1 (by BICR)

**Secondary:** ORR in arms 2/3, DOR, DCR, TTR, PFS, OS, TEAE, irAE

**US FDA Fast Track + US Orphan Drug Designation Granted**

1. Sponsored by Regeneron.

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Phase 1 BNT111 +/- PD1 inhibitor Proof-of-Concept Data on Activity and Potentially Durable Responses in Patients with Advanced Melanoma 14 Data was presented at BioNTech Innovation Series 2022, Data cut-off: May 24, 2021; 1. One patient had an 83.2% decrease of target lesion from baseline but experienced a new target lesion and had SD as the best overall response. One patient had several new lesions despite a reduction in the target lesions; 2. One patient in the BNT111 monotherapy group who achieved a CR is not shown as only non-measurable target lesions were present (which later disappeared). Be st c ha ng e fr om b as el in e in ta rg et le si on (% ) Best change from baseline in target lesion ° ° ° * * * ° * * * * * ° * ° * * * ° ° °° C PI C PI M Tx M Tx M Tx M Tx M Tx M Tx C PI C PI C PI M Tx M Tx C PI C PI M Tx M Tx C PI M Tx M Tx C PI C PI M Tx M Tx C PI C PI M Tx C PI C PI M Tx M Tx C PI C PI C PI M Tx M Tx C PI C PI M Tx C PI M Tx M Tx C PI BR AF /M EK C PI M Tx C PI C PI C PI C PI 100 80 40 20 0 -20 -40 -60 -80 -100 60 Growth kinetics of target lesion 14.4 29 50 75 100 Maximal dose [μl] * PR o SD/irSD Best overall response C ha ng e fr om b as el in e in ta rg et le si on (% ) 80 40 20 0 -20 -40 -60 -80 60 -100 -100 0 100 200 300 400 500 600 700 800 900 1000 1100 1200 1300 1400 14.4 29 50 75 100 Maximal dose [μl] MTx CPI BRAF/MEK Shape by treatment: Days since first vaccination FIH dose escalation and expansion trial to evaluate safety and tolerability of tetravalent RNA-lipoplex cancer vaccine in patients with advanced melanoma (Lipo-MERIT; NCT02410733) Tumor shrinkage observed in patients receiving BNT111 monotherapy and in combination with a PD-1 inhibitor 1,2 Long duration of responses observed in patients receiving BNT111 monotherapy and in combination with PD-1 inhibitors2

# Treatment Options Needed to Address CPI Refractory Advanced Melanoma

**Melanoma remains the deadliest skin cancer[1,2]**

**Incidence**

WHO predicts global incidence will increase 15% to over 380,000 per year by 2030[1]

**Death**

WHO predicts global number of deaths will increase by 18% to over 69,000 per year by 2030[1]

**Survival**

5-year real-world survival for metastatic melanoma still only 35%[2]

Frontline CPI immunotherapy induces durable responses in 29−36% of clinical trial patients[3]

No established SoC for patients with CPI resistant/refractory disease - salvage by different/additional CPI or chemotherapy achieve response rates of ~10% - responses are mostly short-lived[4,5,6]

A recently approved cellular therapy might offer improvements in this segment for eligible patients with access to sites that can offer the therapy[7]

Significant opportunity to improve standard of care for patients with CPI resistant/refractory advanced cutaneous melanoma

1. Global Cancer Observatory – projected 2030 data from 'Cancer Tomorrow' (accessed July 31, 2024); 2. NIH SEER cancer stat facts (accessed July 31, 2024). 3. Larkin et al. NEJM 2019; 4. Ascierto et al., JCO 2022; 5. Zimmer et al., Eur J Cancer 2017; 6. Goldinger et al., Eur J Cancer 2022; 7. FDA press release from Feb 16, 2024 (accessed July 31, 2024).

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BIONTECH

High Unmet Medical Need in Early-Stage Cancer Indications 16 1. Jones et al. JAMA Surgery 2019; 2. Conroy et al. JAMA Oncology 2022; 3. Rahib et al. JAMA Network Open 2021; 4. Bengtsson et al., Sci Rep 2020; 5. Kabacaoglu et al. Frontiers Immunol 2018. 6. André et al., JCO 2015; 7. NIH SEER cancer stat facts (Accessed July 31, 2024); 8. Fan et al. PLoS One 2017; 9. Loupakis et al. JCO Precis Oncol 2021; 10. Reinacher-Schick et al. ASCO 2024. 69−75% Projected to become the 2nd leading cause of cancer-related death in the US by 20303 5-year survival rates after resection are ~10%4 Largely CPI resistant due to low mutation burden with few mutation-derived neoantigens and an immunosuppressive tumor microenvironment5 20-35% 5-year survival rates of locoregional disease are ~70%7 ctDNA is a marker for minimal residual disease and thus can identify patients at high risk of disease recurrence8,9 In ctDNA-positive, Stage 2 (high risk) and Stage 3 CRC post adjuvant chemotherapy, duration of disease-free survival is 10 months10 Phase 1 trial completed in adj. PDAC Randomized Phase 2 trial ongoing Randomized Phase 2 trial ongoing Pancreatic ductal adenocarcinoma Colorectal cancer relapse rate within 5 years after adjuvant therapy1,2 relapse rate within 5 years after adjuvant therapy6

# Functional Vaccine-Induced T cells were Long-Lived and Detected One Year After Last Vaccination in All 7 Patients with Corresponding Data

## Kinetics and persistence of T-cell responses to vaccine-encoded neoantigens

Elena Elez, et. al., Biomarker sub-study results of autogene cevumeran (BNT122)[1] Phase 2 study (NCT04486378), presented at ESMO GI 2024

**Kinetics and durability of ex vivo T-cell responses in individual patients (n=12)**



24000
12000
8000
6000
4000
2000
0
Sum of IFN-γ spots per $10^6$ cells
0
75
200
400
600
800
Days since first vaccination
vaccination
P5
P13
P9
P2
P14
P12
P4
P1
P6
P8
P7
P3

Autogene cevumeran (BNT122)[1] induced T-cell responses against a median of 3 vaccine-encoded neoantigens were recorded in all patients

Almost all responses were detectable after 8 vaccinations. Additional 7 vaccinations led to maintenance/increase of the induced T-cell responses

Among patients included in the immunogenicity analysis, 100% (12/12) were disease-free at data cut-off

1. Partnered with Genentech, member of Roche Group.

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Continuing to Invest and Drive Innovation in our mRNA Cancer Vaccine Platforms 18 Personalized mRNA production facility, Mainz, Germany Bulk mRNA production facility, Marburg, Germany FixVac candidates may be manufactured at existing commercial-scale bulk mRNA facility in Marburg Aim to establish commercial manufacturing capacity and capabilities for personalized therapies by 2027 Mainz/Germany production facility will enable further up- and down-stream process automation to decrease vein-to-vein time for personalized mRNA therapies Neoantigen selection continues to improve through collaboration with InstaDeep, and advancements in sample analysis technologies, including high-throughput sequencing and genomics technologies Scaling up personalized and bulk mRNA manufacturing capacities to support late-stage clinical development and commercialization

# BNT327/PM8002[1] – A Next-Gen IO Agent that Combines Two Clinically Validated MoA

## Dual blockade of PD-L1 and VEGF-A mechanism of action has been proven synergistic

- Compelling profile with over 600 patients treated to date
- Monotherapy activity and synergy in combination therapy observed in early clinical studies
- Encouraging safety profile vs PD-L1 + VEGF inhibition or PD-1 alone



Anti-VEGF-A (IgG)
Silenced Fc
(LALA)
Anti-PD-L1 (VHH)

Protein binding activity ($K_D$) for human

- PD-L1: 5.5 nM
- VEGF-A: <0.4 nM

## "Two in one" MoA synergies with ADCs



T cell deactivation
T cell
PD-1
PD-L1
VEGF
Tumor cell
VEGFR
Endothelial cell
Angiogenesis
Tortuous vascular architecture
Irregular blood flow
Enhanced vascular permeability
High interstitial pressure
Abnormal vasculature
PM8002
Anti-VEGF Fab
Anti-PD-L1 vHH
Anti-PD-L1 vHH drives PM8002 to PD-L1 enriched tumor bed rather than normal tissues
T cell activation
PM8002 blocks PD-L1/PD-1 interaction in TME
T cell
PM8002 neutralizes VEGF in TME
Immune attack
Tumor death
VEGFR
Endothelial cell
Inhibition of Angiogenesis
Re-structured vascular architecture
Pericyte recruitment
Regulated blood flow
Reduced vascular permeability
Normalised vasculature
TUMOR MICROENVIRONMENT
Decreased perfusion
Reduced T-cell infiltration
Increased perfusion
ADC
Chemotherapy
Increasing leukocyte-vessel wall interactions
Promoting leukocyte infiltration into tumor tissue

1. Partnered with Biotheus.
The MoA graphic was generated by Biorender.com.

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-90 -70 -50 -30 -10 10 30 50 70 Phase 2 (NCT05918133): clinical activity in combination with nab-paclitaxel in 1L TNBC Jiong Wu et al., SABCS 2023, Poster #PS08-06 Phase 2 (NCT05879068): clinical activity in combination with paclitaxel in 2L SCLC Ying Cheng et al., ESMO 2023, Poster#1992P Phase 1/2 study (NCT05918445): efficacy signals in 1L NSCLC Wu, C. et al., ASCO 2024, Poster #8533 BNT327/PM80021 Has Potential to Address Unmet Medical Need in NSCLC, SCLC and TNBC 20 1. Partnered with Biotheus; Ongoing trials across several indications and favorable safety profile established based on data from > 600 patients Strong single compound activity, and high ORRs observed in combination with CTx in various indications Be st c ha ng e fro m b as el in e (% ) -100 60 40 0 -20 -40 -80 20 -60 - - - + + - + ○ + + √ ○ + + ○ - + + + + - √ ○ - - - - - + - ○ - - - ○ - - √ + - √ ○ - - - + - - IO-naïve + IO-treated ○ CTFI < 30 days √ TTP < 3 months Response ITT (n=36) IO-naïve (n=22) IO-treated (n=14) ORR, % 61.1 72.7 42.9 DCR, % 86.1 81.8 92.9 Response (n=42) ORR, % 78.6 DCR, % 95.2 Be st c ha ng e fro m b as el in e (% ) CRSDPD PR Be st c ha ng e fro m b as el in e (% ) Response (n=17) ORR, % 47.1 DCR, % 100.0 -70 -60 -50 -40 -30 -20 -10 0 10 20 30 40 50 60 70

# Accelerating Broad Clinical Development Program for BNT327/PM8002[1]

## Global and regional trials initiated
## Additional pivotal and novel combination trials planned for 2024 and 2025

| SCLC | | TNBC | | | NSCLC | | Ovarian Cancer | | Cervical Cancer | |
|---|---|---|---|---|---|---|---|---|---|---|
| 2L+ | 1L+ | 1L+ | 1L+ | Multiple lines | Multiple lines | Multiple lines | Platinum resistant | Multiple lines | 2L+ | Multiple lines |
| **BNT327/ PM8002** + paclitaxel | **BNT327/ PM8002** + chemotherapy combination | **BNT327/ PM8002** + nab-paclitaxel | **BNT327/ PM8002** + chemotherapy combination | **BNT327/ PM8002 + BNT325/ DB-1305[2]** | **BNT327/ PM8002** | **BNT327/ PM8002 + BNT325/ DB-1305[2]** | **BNT327/ PM8002** | **BNT327/ PM8002 + BNT325/ DB-1305[2]** | **BNT327/ PM8002** | **BNT327/ PM8002 + BNT325/ DB-1305[2]** |
| Phase 2 | Phase 2 dose optimization | Phase 2<br>Phase 3 recruiting | Phase 2 dose optimization | Phase 1 | Phase 1 | Phase 1 | Phase 1 | Phase 1 | Phase 1 | Phase 1 |
| Data presented at ESMO 2023 | Trial initiated | Data presented at SABCS 2023 | Trial initiated | Expansion cohort planned | Data presented at ASCO 2024 | Multiple expansion cohorts planned in patients w/ & w/o AGAs | Data presented at ASCO 2024 | Expansion cohort planned | Data presented at ASCO 2024 | Expansion cohort planned |

1. Partnered with Biotheus; 2. Partnered with DualityBio.

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Upcoming Clinical Data Updates in 2H 2024* * Not exhaustive 1. Partnered with Genmab; 2. Partnered with Biotheus. BNT113 HPV16-driven carcinomas BNT327/PM80022 Advanced RCC BNT327/PM80022 EGFR-mutated NSCLC BNT327/PM80022 Locally advanced or metastatic TNBC BNT211 CLDN6-positive tumors Phase 1/2 Phase 1/2 Phase 1/2 Phase 2 Phase 1/2

3 Financial Results Jens Holstein, Chief Financial Officer

# Q2 and H1 2024 Financial Results

| (in millions €, except per share data)[1] | Three months ended June 30 | | Six months ended June 30 | |
|---|---|---|---|---|
| | **2024** | **2023** | **2024** | **2023** |
| Revenues | **128.7** | **167.7** | **316.3** | **1,444.7** |
| Cost of sales | (59.8) | (162.9) | (118.9) | (258.9) |
| Research and development expenses | (584.6) | (373.4) | (1,092.1) | (707.4) |
| Sales and marketing expenses | (12.9) | (18.1) | (28.5) | (30.3) |
| General and administrative expenses[2] | (170.9) | (119.8) | (287.9) | (231.6) |
| Other operating result[2] | (266.7) | (56.8) | (262.3) | (125.4) |
| **Operating income / (loss)** | **(966.2)** | **(563.3)** | **(1,473.4)** | **91.1** |
| Finance result | 160.4 | 151.1 | 335.8 | 204.4 |
| Income taxes | (2.0) | 221.8 | 14.7 | 16.3 |
| **Net Profit / (loss)** | **(807.8)** | **(190.4)** | **(1,122.9)** | **311.8** |
| **Earnings / (Loss) per share** | | | | |
| Basic profit / (loss) for the period per share | (3.36) | (0.79) | (4.67) | 1.29 |
| Diluted profit / (loss) for the period per share | (3.36) | (0.79) | (4.67) | 1.28 |

| **Balance Sheet as of 30 June 2024** | |
|---|---|
| Cash and cash equivalents plus security investments[3] | €18.5bn |

1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the consolidated statements of profit or loss has been condensed.
2. Adjustments to prior-year figures relate to costs for external legal advice in connection with certain legal litigations from general and administrative expenses to other operating expense to reflect changes in the internal reporting also in the external reporting.
3. Consists of cash and cash equivalents of €10,376.7 million, non-current security investments of €1,191.7 million and current security investments of €6,916.7 million, as of June 30, 2024.

More information can be found in BioNTech's Report on Form 6-K for the period ended June 30, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/.

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# 2024 Financial Year Guidance[1] Reiterated

| | | FY 2024 Guidance |
|---|---|---|
| **FY 2024 revenues** | Total revenues | **€2,500 – €3,100 m** |
| **Planned FY 2024 expenses and capex** | R&D expenses[2] | **€2,400 – €2,600 m** |
| | SG&A expenses | **€700 – €800 m** |
| | Capital expenditure for operating activities | **€400 – €500 m** |

**Revenue guidance considerations:**

Top-line sensitivity mainly dependent on the following factors

- Vaccination rates and price levels in markets where significant Comirnaty sales are expected
- Inventory write-downs
- Anticipated revenues related to service businesses, including InstaDeep, JPT Peptide Technologies, IMFS and from the German pandemic preparedness agreement

1.Guidance excludes external risks that are not yet known and/or quantifiable. It does not include potential payments resulting from the outcomes of ongoing and/or future legal disputes or related activity, such as judgements or settlements, which may have a material effect on the Company's results of operations and/or cash flows. The Company continues to expect to report a loss for the 2024 financial year and expects to recognize the vast majority of its full year revenues mostly in the fourth quarter.

2. Numbers include effects identified from additional collaborations or potential M&A transactions to the extent disclosed and are subject to update due to future developments.

IMFS = BioNTech's Innovative Manufacturing Services GmbH

More information can be found in BioNTech's Report on Form 6-K for the period ended June 30, 2024, filed today with the United States Securities and Exchange Commission and available at https://www.sec.gov/.

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4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

Commercial Roll-out of Variant-Adapted COVID-19 Vaccines Under Way 27 JN.1 is a SARS-CoV-2 variant, KP.2 is a sub-lineage of the JN.1 variant. Initiated Rapid Launch Global Business Significant increases in pre-filled syringe product presentation globally Will continue to deliver presentation mix of PFS, MDV and SDV Submissions under way in > 40 countries worldwide Expect approximately two-thirds of demand potential from ex-U.S. markets Opening of private markets in UK, Japan, Switzerland, Australia, South Korea Launched first-to-market JN.1-adapted vaccine in EU in July allowing for coordinated Flu and COVID-19 vaccination campaigns On track to begin distribution of KP.2-adapted vaccine upon expected approval in the U.S. in mid September Broad Portfolio

Personalized mRNA Cancer Vaccines Have Potential to Establish a New Paradigm in Cancer Treatment 28 Neoantigen selection for each patient driven by AI / ML algorithms Combinable with multiple classes of innovative therapies Iterative improvement enabled over time powered by data assets Aims to address the root cause of cancer, individual genomic mutations Potential to extend beyond the product life-cycle of a traditional off-the-shelf pharmaceutical product Individual patient samples (blood and tissue) AI-driven neoantigen prediction On-demand tailored RNA manufacturing Individualized immuno- therapy Mapping of mutations

# Outlook | Select Clinical Data Updates & Planned Regulatory Submissions

## 2H 2024

- **COMIRNATY**[1] — Updated variant-adapted vaccine roll-out *(Regulatory event)*
- **COVID-19 / Flu Combination vaccine**[1] — Phase 3 topline data *(Data update)*
- ESMO congress: **BNT327/PM8002**[3] — NSCLC, ES-SCLC, RCC Phase 2 data *(Data update)*
- ESMO congress: **BNT211** — CLDN6+ tumors Phase 1 data *(Data update)*

## 2025+

- **COMIRNATY**[1] — Updated variant-adapted vaccine roll-out *(Regulatory event)*
- **COVID-19 / Flu Combination vaccine**[1] — Regulatory submission *(Regulatory event)*
- **BNT323/DB-1303**[4] — 2L+ HER2 EC Regulatory submission *(Regulatory event)*
- **BNT323/DB-1303**[4] — 2L HER2-low BC Phase 3 topline data *(Data update)*
- **BNT323/DB-1303**[4] — 2L+ HER2 EC Phase 2 data *(Data update)*
- **Autogene cevumeran (BNT122)**[5] — ctDNA adj. CRC Phase 2 topline data *(Data update)*
- **BNT327/PM8002**[3] — 1L ES-SCLC and 2L SCLC Phase 2 data *(Data update)*
- **BNT327/PM8002**[3] — 1L and 2L TNBC Phase 2 data *(Data update)*
- **BNT111**[6] — 2L+ melanoma Phase 2 data *(Data update)*

Legend: Data update; Regulatory event

**Catalyst-rich period expected over next 18 months**

Partnered with: 1. Pfizer; 2. Genmab; 3. Biotheus; 4. DualityBio; 5. Genentech, member of Roche Group; 6. Regeneron.

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Our Next Stage of Growth in Oncology 30 2024 2025 2026+ 10 potentially registrational trials targeted by year end Build out commercial organization ahead of potential launches Initiate first novel combination trials Potential launches in multiple indications as early as 2026 Aim for pivotal combination trials in 2025+ Pivotal data updates in 2025 and beyond to support potential submissions

Save the date Innovation Series: AI Day October 1, 2024 Innovation Series November 14, 2024

Thank you

Appendix

Program Indication Trial Phase Anticipated Timing Oncology BNT1111 R/R Melanoma Phase 2 2025 BNT113 Advanced HPV16+ HNSCC Phase 1/2 and Phase 2 2024 Autogene cevumeran (BNT122) Adjuvant ctDNA+ stage II (high risk)/III CRC Phase 2 2025+ BNT211 CLDN6+ tumors Phase 1 2024 BNT312/GEN10422 Multiple solid tumors Phase 1/2 2025 BNT316/ONC-392 (gotistobart)3 R/R Melanoma Phase 1/2 2025 BNT323/DB-13034 Multiple solid tumors Phase 1/2 2025 BNT323/DB-13034 HR+ HER2-low met. BC Phase 3 2025+ BNT325/DB-13054 Multiple solid tumors Phase 1/2 2025 BNT327/PM80025 NSCLC, ES-SCLC, RCC Phase 2 2024 BNT327/PM80025 ES-SCLC, SCLC and met. TNBC Phase 2 2025+ Program Updates Expected in 2024 and Beyond 34 Partnered with: 1. Regeneron; 2. Genmab; 3. OncoC4; 4. DualityBio; 5. Biotheus.

Program Updates Expected in 2024 and Beyond 35 1. Out-licensed to Pfizer 2. Partnered with Pfizer. Program Indication Trial Phase Anticipated Timing Infectious Disease BNT1611+BNT1622 Influenza COVID-19 Combination Phase 3 2024 BNT163 HSV Phase 1 2024 BNT1672 Shingles Phase 1 2024

# Abbreviations

| | | | | | |
|---|---|---|---|---|---|
| *n*L | *n*th line | ESMO | European Society for Medical Oncology | PDAC | Pancreatic ductal adenocarcinoma |
| AACR | American Association for Cancer Research | ES-SCLC | Extensive-stage small cell lung cancer | PD-L1 | Programmed cell death protein ligand 1 |
| ADC | Antibody-drug conjugate | FDA | Food and Drug Administration | (m)PFS | (median) Progression-free survival |
| adj. | Adjuvant | GCT | Germ cell cancer | PFS | Pre-filled syringe |
| (ir)AE | (immune-related) Adverse event | GI | Gastrointestinal | PK | Pharmacokinetics |
| AGA | Actionable oncogenic alteration | HER2 (or 3) | Human epidermal growth factor receptor 2 (or 3) | PR | Partial response |
| AI | Artificial intelligence | HNSCC | Head and neck squamous cell carcinoma | QxW | Every x week |
| ARI | Acute respiratory infection | HPV | Human papilloma virus | RCC | Renal cell carcinoma |
| ASCO | American Society of Clinical Oncology | HSV | Herpes simplex virus | RECIST | Response Evaluation Criteria in Solid Tumors |
| BIRC | Blinded independent central review | IFN | Interferon | RFS | Recurrence-free survival |
| CAR | Chimeric antigen receptor | IgG | Immunoglobulin G | R/R | Relapsed/refractory |
| CD | Cluster of differentiation | IL | Interleukin | SABCS | San Antonio Breast Cancer Symposium |
| CEPI | Coalition for Epidemic Preparedness Innovations | iNeST | Individualized Neoantigen-Specific Therapy | SD | Stable disease |
| CI | Confidence interval | IO | Immuno-oncology | SDV | Single dose vial |
| CLDN | Claudin | ITT | Intention-to-treat | SITC | Society of Immunotherapy of Cancer |
| CPI | Checkpoint inhibitor | iv | Intravenously | sLeA | Sialyl-Lewis A antigen |
| CR | Complete response | LDH | Lactate dehydrogenase | SoC | Standard of care |
| CRC | Colorectal cancer | met. | Metastatic | TAA | Tumor-associated antigen |
| CRPC | Castration resistant prostate cancer | MAGE-A3 | Melanoma antigen A3 | TCR-T | T-cell receptor engineered T cell |
| ctDNA | Circulating tumor DNA | MDV | Multi dose vial | TEAE | Treatment-emergent adverse event |
| CTFI | Chemotherapy-free interval | MEK | Mitogen-activated protein kinase kinase | TME | Tumor microenvironment |
| CTx | Chemotherapy | ML | Machine learning | (TN)BC | (Triple-negative) breast cancer |
| DCR | Disease control rate | MoA | Mode of action | TPTE | Transmembrane phosphatase with tensin homology |
| DFS | Disease-free survival | MTx | Monotherapy | TROP-2 | Trophoblast cell-surface antigen 2 |
| DLT | Dose limiting toxicity | NCT | National clinical trial | TTF | Time to treatment failure |
| DOR | Duration of response | (N)SCLC | (Non-)small cell lung cancer | TTP | Time to progression |
| EC | Endometrial cancer | NY-ESO-1 | New York esophageal squamous cell carcinoma-1 | TTR | Time to response |
| ECOG | Eastern Cooperative Oncology Group | ORR | Objective response rate | VEGF(R) | Vascular endothelial growth factor (receptor) |
| EGFR | Epidermal growth factor receptor | OS | Overall survival | VHH | Variable heavy-chain |
| EMA TEF | European Medicines Agency Emergency Task Force | PD | Progressive disease | WHO | World Health Organization |

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